FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC SIGNS AGREEMENT TO ACQUIRE MAJORITY SHARE

OF ASSET MANAGEMENT TECHNOLOGY KOREA

HSBC has agreed to acquire 82.19 per cent of fund administrator Asset Management Technology Korea Co., Ltd. (AM TeK) for KRW14.88 billion (US$12.47 million), to be paid in cash, with a view to reaching an agreement to purchase up to an additional 8.28 per cent. The acquisition values AM TeK at KRW18.1 billion (US$15.18 million).

HSBC's acquiring entity, HSBC Asia Pacific Holdings (UK) Limited, will acquire the equity shareholdings in AM TeK from Daehan Investment & Securities Co., Ltd. (DI&S), AM TeK's largest stakeholder, and other shareholders. The agreement is subject to various approvals.

With KRW29 trillion (US$24 billion) of assets under administration at 31 May 2003, AM TeK is the largest fund administrator in Korea's growing unit trust and mutual fund market. AM TeK's client base includes a number of Korea's largest investment trust management companies, asset management companies and foreign fund managers.

Rick Pudner, Chief Executive Officer of HSBC in Korea, said: "The acquisition of AM TeK represents a unique opportunity for HSBC to acquire a profitable, experienced and major player in an industry that is expected to grow significantly over the next decade. We plan to build on AM TeK's established relationships with domestic investment managers, its large market share, experienced staff and advanced systems. We see great potential in offering locally a one-stop shop to both domestic and foreign-owned fund managers."

AM TeK's sophisticated proprietary fund administration and information management systems will add to HSBC's already renowned, top-quality Institutional Fund Services (IFS) systems. Through IFS, HSBC provides regional fund administration, custody, transfer agency and outsourcing services to clients, which include hedge funds, fund of funds, pension funds and traditional funds. IFS is the longest established fund administrator in Asia and administers over US$30 billion of client assets in Hong Kong alone.

Notes to editors:

1. HSBC's Institutional Fund Services

HSBC's Institutional Fund Services, which operates through the oldest trust company in Hong Kong, has over 55 years experience in the administration of trusts and funds. Since 1946, it has been providing asset managers with comprehensive administrative support services in relation to provident and investment funds. IFS also has fully-fledged administration capabilities in Singapore and Malaysia and operates through the oldest established trust company in these jurisdictions. IFS also provides fund administration services to domestic funds in India, Korea and Indonesia. A leading industry player, IFS was recently named Best Fund Administrator in AsianInvestor magazine's 2003 Achievement Awards.

2. HSBC in Korea

The HSBC Group's presence in Korea dates back to the late 1890s, when agencies were established in Chemulpo (Inchon) and Seoul. The Group now has full branches in Pusan and Seoul and is also represented in Korea by HSBC Insurance Brokers (Asia-Pacific) Limited and HSBC Forfaiting (Asia) Pte Limited. HSBC in Korea provides a broad range of banking services including custody and clearing, trustee services, corporate and commercial banking, payments and cash management, treasury and capital markets, trade services and personal financial services.

3. The HSBC Group

The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with over 9,500 offices in 80 countries and territories and assets of over US$759 billion at 31 December 2002, is one of the world's largest banking and financial services organisations.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: July 1, 2003